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Exhibit

Exhibit Description

99.1 Announcement on 2026/04/30: To announce the differences for 2025 consolidated financial statements between TIFRSs and IFRS Accounting Standards as issued by the IASB

Exhibit 99.1

To announce the differences for 2025 consolidated financial statements between TIFRSs and IFRS Accounting Standards as issued by the IASB

1. Date of occurrence of the event: 2026/04/30

2. Year/Quarter of the financial report: 2025/Q4

3. Accounting principles applied for securities listed domestically:

International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs)

4. Inconsistent items/amounts in financial reports for securities listed domestically:

Net income attributable to the shareholders of the parent of NT$41,716,249 thousand, basic earnings per share of NT$3.34 and diluted earnings per share of NT$3.31, total assets of NT$578,996,009 thousand, total liabilities of NT$199,140,569 thousand, and equity attributable to the parent company of NT$379,768,265 thousand.

5. Accounting principles applied for securities issued overseas:

IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB)

6. Inconsistent items/ amounts (securities issued overseas):

Net income attributable to the shareholders of the parent of NT$40,360,314 thousand, basic earnings per share of NT$3.30 and diluted earnings per share of NT$3.27, total assets of NT$567,274,863 thousand, total liabilities of NT$201,362,691 thousand, and equity attributable to the parent company of NT$365,824,997 thousand.

7. Inconsistent items/amounts in financial information for securities issued overseas:

The differences between the Company's 2025 consolidated financial statements on the basis of TIFRSs and IFRS Accounting Standards as issued by the IASB were primarily related to the timing of the recognition of additional income tax on unappropriated earnings and the accounting treatment of treasury stock.

8. Any other matters that need to be specified:

For more details, please refer to the 2025 Form 20-F we filed with the U.S. SEC.